July 8, 2008

Via EDGAR and Facsimile

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:                                         Ms. Anne Nguyen Parker
Mr. John Madison

Re:                               Key Energy Services, Inc.
Registration Statement on Form S-4
Filed May 23, 2008
File No. 333-151166

Dear Ms. Parker and Mr. Madison:

Key Energy Services, Inc., a Maryland corporation, and each of the guarantors set forth on the signature page hereto (collectively, the “Registrants”) are registering an exchange offer of 8 3/8% Senior Notes due 2014 issued on November 29, 2007 (the “Old Notes”) for 8 3/8% Senior Notes due 2014 that have been registered under the Securities Act of 1933, as amended (the “Securities Act” and, such notes, the “New Notes”), pursuant to a Registration Statement on Form S-4 (File No. 333-151166) (the “Exchange Offer”) in reliance on the staff of the Securities and Exchange Commission’s position set forth in Exxon Capital Holdings Corp. (publicly available May 13, 1988), Morgan Stanley & Co. Inc. (publicly available June 5, 1991) and Shearman & Sterling (publicly available July 2, 1993). The Registrants represent as follows:

1.               The Registrants have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

2.               In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the staff position enunciated in Exxon Capital Holdings Corp. (publicly available May 13, 1988) or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

3.               The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4.               The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (publicly available July 2, 1993)) in connection with any resale of such New Notes.

5.               The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(a)          If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the New Notes.

(b)         If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

6.               None of the Registrants nor any affiliate of the Registrants has entered into any arrangement or understanding with any broker-dealer participating in the Exchange Offer to distribute the New Notes.

[Signature page follows]

KEY ENERGY SERVICES, INC.

By:	/s/ J. Marshall Dodson
J. Marshall Dodson
Vice President and Chief Accounting Officer

KEY ENERGY SERVICES MEXICO, INC.

By:	/s/ J. Marshall Dodson
J. Marshall Dodson
Vice President —Accounting

KEY ENERGY SERVICES, LLC
KEY MARINE SERVICES, LLC
KEY ENERGY PRESSURE PUMPING SERVICES, LLC
KEY ENERGY FISHING & RENTAL SERVICES, LLC
KEY ENERGY SHARED SERVICES, LLC
MISR KEY ENERGY INVESTMENTS, LLC
MISR KEY ENERGY SERVICES, LLC
KEY ELECTRIC WIRELINE SERVICES, LLC
KEY ENERGY SERVICES (MEXICO), LLC

By:	/s/ J. Marshall Dodson
J. Marshall Dodson
Vice President—Accounting